

Ad Fontes Media, Inc. (the "Company") a Colorado Public Benefit Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Ad Fontes Media, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 26, 2024

Vincenzo Mongio

Statement of Financial Position (Continued)

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	28,562	21,062
Accounts Receivable	37,227	10,608
Prepaid Expenses	-	12,372
Inventory	-	1,181
Other	59	73
Total Current Assets	65,848	45,296
Non-current Assets		
Equipment, net of Accumulated Depreciation	2,250	-
Intangible Assets: Patents, net of Accumulated Amortization	24,285	19,705
Total Non-Current Assets	26,535	19,705
TOTAL ASSETS	92,383	65,001
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	25,278	65,693
Due to Founder	-	17,500
Notes Payable	35,483	180,870
Note Payable - Related Party	4,000	-
Revenue-based Financing	64,367	-
Convertible Note	200,000	-
Deferred Revenue	97,216	60,559
Payroll Liabilities	2,375	-
Total Current Liabilities	428,719	324,621
Long-term Liabilities		
Future Equity Obligations (SAFE Notes), net of Offering Costs	25,000	770,551
Convertible Notes	150,000	-
Accrued Interest - Convertible Notes	8,523	-
Revenue-based Financing	8,049	19,732
Total Long-Term Liabilities	191,573	790,283
TOTAL LIABILITIES	620,292	1,114,904
EQUITY		
Dividends Paid	(6,020)	(6,020)
Additional Paid in Capital	1,932,429	267,036
Accumulated Deficit	(2,454,317)	(1,310,919)
Total Equity	(527,909)	(1,049,903)
TOTAL LIABILITIES AND EQUITY	92,383	65,001

Statement of Operations (Continued)

	Year Ended December 31,	
	2022	**2021**
Revenue	277,328	137,858
Cost of Revenue	277,133	315,076
Gross Profit	195	(177,218)
Operating Expenses		
Advertising and Marketing	19,189	26,946
General and Administrative	703,527	558,012
Stock-based Compensation	104,100	68,728
Software Development	269,751	99,868
Depreciation	450	-
Total Operating Expenses	1,097,016	753,553
Operating Income (loss)	(1,096,821)	(930,771)
Other Income		
Interest Income	-	-
Other	3,500	1,238
Total Other Income	3,500	1,238
Other Expense		
Interest Expense	23,144	47,520
Loss on Sale of Revenue	25,800	-
Other	1,134	-
Total Other Expense	50,078	47,520
Earnings Before Income Taxes	(1,143,399)	(977,052)
Provision for Income Tax Expense/(Benefit)		
Net Income (loss)	(1,143,399)	(977,052)

Statement of Cash Flows (Continued)

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,143,399)	(977,052)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	450	-
Changes in operating assets and liabilities:		
Loss on Sale of Revenue	25,800	-
Accounts Payable and Accrued Expenses	(40,415)	54,527
Inventory	1,181	-
Accounts Receivable	(26,619)	(9,883)
Prepaid Expenses	12,372	(12,372)
Payroll Liabilities	2,375	-
Deferred Revenue	36,657	44,886
Accrued Interest - Convertible Notes	8,523	-
Stock-based Compensation	104,100	68,728
Other	15	(101)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	124,438	145,785
Net Cash provided by (used in) Operating Activities	(1,018,960)	(831,267)
INVESTING ACTIVITIES		
Equipment	(2,700)	-
Patents	(4,580)	(4,240)
Net Cash provided by (used by) Investing Activities	(7,280)	(4,240)
FINANCING ACTIVITIES		
Issuance of Preferred Stock	773,242	-
Proceeds from SAFE Notes	25,000	617,461
Proceeds from Convertible Notes	350,000	-
Proceeds from Debt	37,089	218,102
Payments on Debt	(151,591)	-
Net Cash provided by (used in) Financing Activities	1,033,740	835,562
Cash at the beginning of period	21,062	21,007
Net Cash increase (decrease) for period	7,500	55
Cash at end of period	28,562	21,062
Cash Paid for Interest	-	-
Cash Paid for Income Taxes	-	-
OTHER NONCASH FINANCING ACTIVITIES		
Conversion of SAFE Notes to Preferred Stock	(770,551)	-
Conversion of Debt to Capital Contribution	(17,500)	-

Statement of Changes in Shareholder Equity (Continued)

	Common Stock		Preferred Stock							
			Series Seed 1		Series Seed 2					
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Dividends	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	8,000,000	-	-	-	-	-	198,308	(6,020)	(333,866)	(141,578)
Stock-based Compensation - Stock Options	-	-	-	-	-	-	68,728	-	-	68,728
Net Income (Loss)	-	-	-	-	-	-	-	-	(977,052)	(977,052)
Ending Balance 12/31/2021	8,000,000	-	-	-	-	-	267,036	(6,020)	(1,310,919)	(1,049,903)
Issuance of Preferred Stock	-	-	1,086,850	-	-	-	773,242	-	-	773,242
Stock-based Compensation - Stock Options	-	-	-	-	-	-	104,100	-	-	104,100
Conversion of SAFE Notes	-	-	-	-	1,564,086	-	770,551	-	-	770,551
Conversion of Debt to APIC	-	-	-	-	-	-	17,500	-	-	17,500
Net Income (Loss)	-	-	-	-	-	-	-	-	(1,143,399)	(1,143,399)
Ending Balance 12/31/2022	8,000,000	-	1,086,850	-	1,564,086	-	1,932,429	(6,020)	(2,454,317)	(527,909)

Ad Fontes Media, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ad Fontes Media, Inc. ("the Company") was formed in Colorado on February 12th, 2018. The Company earns revenue via the sale of its Interactive Media Bias Chart data platform, sales and licensing of news rating data, and sales of educational reference tools.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria is met:

a. The customer simultaneously receives and consumes the benefits as the entity performs;
b. The entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. The entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's performance obligations are to deliver products via mail, provide API access to data, and host speaking/consulting events. In 2022 and 2021, the Company had deferred revenues in the respective amounts of $97,216 and $60,559 where cash was received for membership agreements with remaining performance obligations to be satisfied.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Equipment	3	2,700	(450)	-	2,250
Grand Total	**-**	**2,700**	**(450)**	**-**	**2,250**

Intangible Assets

The Company's intangible asset consists of fees paid to register patents which have been recorded at cost. The patents have not been issued as of the date of these financial statements, resulting in no accumulated amortization. The total ending balance of this asset was $24,286 and $19,705 as of December 31, 2022 and 2021, respectively.

<u>Accounts Receivable</u>

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

The Company has issued Stock Options and Warrants to its founders and third parties for services performed that vest over a 1-3 year period. Stock-based compensation expense for the years ended 2022 and 2021 was $104,100 and $68,728, respectively.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's Common Stock issued and outstanding:

	Total Options	Weighted Average Exercise Price		Weighted Average Intrinsic Value	
Total options outstanding, January 1, 2021	704,361	$	0.255	$	-
Granted	288,538	$	0.247	$	-
Exercised	-	$	-	$	-
Expired/cancelled	-	$	-	$	-
Total options outstanding, December 31, 2021	992,899	$	0.255	$	-
Granted	605,000	$	0.256	$	-
Exercised	-	$	-	$	-
Expired/cancelled	-	$	-	$	-
Total options outstanding, December 31, 2022	1,597,899	$	0.255	$	-
Options exercisable, December 31, 2022	1,226,361	$	0.254	$	-

	Nonvested Options	Weighted Average Fair Value	
Nonvested options, January 1, 2021	154,552	$	0.255
Granted	288,538	$	0.247
Vested	(269,520)	$	0.255
Forfeited	-	$	-
Nonvested options, December 31, 2021	173,570	$	0.251
Granted	605,000	$	0.256
Vested	(407,032)	$	0.256
Forfeited	-	$	-
Nonvested options, December 31, 2022	371,538	$	0.256

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management recognized the equity-based compensation expense of $21,585 in 2020 at the date of grant. No such expense was incurred in 2022 nor 2021.

The following table summarizes information with respect to outstanding warrants to purchase Common Stock of the Company, all of which were exercisable, at December 31, 2022:

Exercise Price	Number Outstanding	Expiration Date
0.001	84,648	7/30/2026

A summary of the warrant activity for the years ended December 31, 2022 and 2021 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2021	84,648	0.25	10	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2021	84,648	0.25	10	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2022	84,648	0.25	9	-
Vested and expected to vest at December 31, 2022	84,648	0.25	9	-
Exercisable at December 31, 2022	84,648	0.25	9	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Colorado. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Throughout 2021, the Company received multiple advances from its founder for the purposes of funding operations on an as-needed basis. The amounts owed carried no interest rate, no security interest, and were due upon demand. In 2022, this payable was ultimately forgiven by the Company's founder and reclassed as an additional capital contribution, resulting in a total ending balance of $0 and $17,500 as of December 31, 2022 and 2021, respectively.

In 2022, an entity owned by the spouse of the Company's founder loaned $6,000 for the purposes of funding operations. This loan bears no interest rate, no security interest, and is due upon demand. The total ending balance of this loan was $4,000 as of December 31, 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes – In September and December 2022, the Company entered into several convertible note agreements for the purposes of funding operations. The interest on the notes ranged from 4.55% - 17.00%. There are two (2) types of convertible notes, and depending on the applicable agreement:

(i) The principal amount and any accrued but unpaid interest shall become due and payable upon the earlier of (a) the note's maturity date in 2024, (b) a change of control event, or (c) the Company's option to prepay the amounts owed without consent of the holder; however, prior to such prepayment, the Lender may convert all or any portion of the unpaid principal and accrued interest due into either Series Seed Preferred Stock, or shares of the most senior class of Preferred Stock. In connection with such optional conversion, the full two years of interest at the rate of 17.00% will be deemed outstanding.

(ii) The principal amount and any accrued but unpaid interest shall become due and payable upon the earlier of (a) the demand of the holder at any time after the note's maturity date in 2023, or (b) the Company's option to prepay the amounts owed without consent of the holder.

For the purposes of defining the holder's right of conversion, depending on the applicable agreement:

(i) At any time during the term of the note or following its maturity date in 2024, the holder shall have the option to convert the note's principal and any accrued but unpaid interest into shares of either (a) Series Seed Preferred Stock at a price of $0.729 per share, or (b) the most senior class of Preferred Stock at the lesser of (x) the most recent price-per-share paid for such an equity security multiplied by a Discount Rate of 75%, or (y) the price-per-share obtained by dividing the Valuation Cap of $10M by the Company's Capitalization.

(ii) The holder does not have the option to convert the note's principal and any accrued unpaid interest into equity securities unless an equity financing or change of control event occurs.

For the purposes of defining the note's right of conversion upon an equity financing or change of control event, depending on the applicable agreement:

    (i)   The note has no defined terms for conversion during an equity financing event; however, upon the occurrence of a change of control event, at the option of the holder, the note's principal and any accrued but unpaid interest shall convert into shares of either (a) Series Seed Preferred Stock at a price of $0.729 per share, or (b) the most senior class of Preferred Stock at the lesser of (x) the most recent price-per-share paid for such an equity security multiplied by a Discount Rate of 75%, or (y) the price-per-share obtained by dividing the Valuation Cap of $10M by the Company's Capitalization. In connection with such a conversion, the full two years of interest at the rate of 17.00% will be deemed outstanding.

    (ii)   Upon the occurrence of an equity financing event, the note's outstanding principal and, at the Company's option, any accrued but unpaid interest ("the Conversion Amount") shall be converted into a number of shares of the same class and series of Preferred Stock sold during the financing event in an amount equal to: (a) the Conversion Amount divided by the price-per-share of Preferred Stock sold to investors, if the pre-money valuation is less than or equal to a Valuation Cap of $10M, or (b) the Conversion Amount divided by the price-per-share obtained by dividing the Valuation Cap of $10M by the Company's Capitalization, if the pre-money valuation is greater than Valuation Cap of $10M. Alternatively, upon the occurrence of a change of control event prior to repayment or conversion, the outstanding principal and any accrued but unpaid interest shall convert into shares of the Company's Common Stock at a price-per-share obtained by dividing a Valuation Cap of $10M by the Company's Capitalization.

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - From 2020 through the period ending December 31, 2022, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. During a qualified equity financing event, the agreements will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. The Conversion Price means either: (1) the price per share equal to the valuation cap divided by the Company capitalization; or (2) the price per share of Standard Preferred Stock sold during the qualified equity financing event multiplied by a discount rate of 80% - 85%, whichever calculation results in the greater number of shares. Safe Preferred Stock means the shares of the series of Preferred Stock issued to the investors investing new money in the Company's equity financing event. Alternatively, during a qualified liquidity event, the agreements provide the investor the right to receive either: (1) a cash payment equal to the purchase amount; or (2) a number of shares of Common Stock equal to the purchase amount divided by the liquidity price at a 15% - 20% discount. Each agreement is subject to a valuation cap that ranges from $5M - $10M. In April 2022, at the first closing of the Company's Seed Preferred Equity financing round, a total of $801,911 worth of SAFE agreements, net of $31,360 in offering costs, converted into a total of 1,564,086 shares of Series Seed 2 Preferred Stock. One SAFE in the principal amount of $25,000 did not convert and remained outstanding as of December 31, 2022.

Revenue-based Financing:

In November 2021, the Company entered into a working capital loan for $18,500 with a fixed fee of $2,520 and remittance rate of 30.00% applied towards each future sale until a total of $21,020 is repaid. This loan is secured by the Company's receivables and requires minimum payments of $1,051 every 90 days, resulting in an expected repayment date in 2024 in accordance with these terms. The total ending balance of this loan was $8,049 and $19,732 as of December 31, 2022 and 2021, respectively.

In July 2022, the Company entered into a working capital loan for $110,000 with a fixed fee of $19,140 and remittance rate of 12.69% applied towards each future sale until a total of $129,140 is repaid. This loan's advance was utilized to pay off two (2) of the Company's outstanding loans received in October and December 2021 in the total amount of $54,951 (please see "Other Debt Obligations" discussed below). This loan is secured by the Company's receivables and requires daily payments of $534, resulting in an expected repayment date in 2023 in accordance with these terms. The total ending balance of this loan was $52,151 as of December 31, 2022.

In August 2022, the Company entered into a working capital loan for $20,000 with a fixed fee of $6,000 and remittance rate of 3.00% applied towards each future sale until a total of $26,000 is repaid. This loan is secured by the Company's receivables and requires daily payments of $155, resulting in an expected repayment date in 2023 in accordance with these terms. The total ending balance of this loan was $12,216 as of December 31, 2022.

Other Debt Obligations:

Throughout 2022 and 2021, a third party paid for various operating expenses on the Company's behalf on an as-needed basis. The amounts owed bear no interest rate, no security interest, and are due upon demand. The total ending balance of this payable was $15,483 and $7,950 as of December 31, 2022 and 2021, respectively.

In May 2021, the Company entered into a loan agreement for $27,000 with an interest rate of 14.00% and maturity date in May 2022. This loan was personally guaranteed by the Company's founder and was fully repaid in 2022, resulting in a total ending balance of $0 and $13,953 as of December 31, 2022 and 2021, respectively.

In December 2021, the Company entered into a loan agreement for $50,000 that carried no interest rate and a maturity date in February 2022. This loan was not secured and automatically incurred an interest rate of 20.00% in the event of default. This loan was fully repaid in April 2022, resulting in a total ending balance of $0 and $50,000 as of December 31, 2022 and 2021, respectively.

In October and December 2021, the Company entered into two loan agreements with the same lender for a total principal balance of $104,001. These two loans required 51 weekly payments of $2,601 and 46 weekly payments of $141 until both loans were repaid. These two loans were secured by all tangible and intangible personal property and were paid off in full with the advance received from one of the working capital loans received in July 2022 (please see "Revenue-based Financing" discussed above). This resulting in a total ending balance of $0 and $108,967 as of December 31, 2022 and 2021, respectively.

In August 2022, the Company entered into an unsecured loan agreement for $20,000 with no interest rate. This loan matures in 6 months and will accrue interest at a rate of 20.00% in the event of default. The total ending balance of this loan was $10,000 as of December 31, 2022.

In September 2022, the Company entered into an unsecured loan agreement for $10,000 with no interest rate and a maturity date in March 2023. The total ending balance of this loan was $10,000 as of December 31, 2022.

Please see "Note 3" regarding two loans from related parties and a subsequent conversion into additional paid in capital.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable	39,483	0% - 14%	Upon Demand - 2023	39,483	-	39,483	-	180,870	-	180,870	-
Revenue-based Financing	72,417	N/A	2023 - 2024	64,367	8,049	72,417	-	-	19,732	19,732	-
SAFE Notes	25,000	N/A	N/A	-	25,000	25,000	-	-	770,551	770,551	-
Convertible Notes	350,000	4.55% - 17%	2023 - 2024	200,000	150,000	350,000	8,523	-	-	-	-
Total				**303,850**	**183,049**	**486,900**	**8,523**	**180,870**	**790,283**	**971,152**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	303,850
2024	158,049
2025	-
2026	-
2027	-
Thereafter	-

*The SAFE Notes mature during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company initially authorized 10,000,000 shares of Common Stock prior to amending its Articles of Incorporation in April 2022 to increase this number of authorized shares to 14,000,000 at no par value per share. A total of 8,000,000 shares were issued and outstanding as of December 31, 2022 and 2021, respectively.

Voting: Common Shareholders are entitled to one vote per share.

Dividends: Common Shareholders are entitled to receive dividends when and if declared by the Board of Directors.

Dissolution: Common Shareholders are entitled to receive the net assets of the Company upon dissolution.

In April 2022, the Company authorized 3,621,695 shares of Preferred Stock with no par value. Of this total, 2,057,609 shares are designated as Series Seed-1 Preferred Stock, and 1,564,086 shares are designated as Series Seed-2 Preferred Stock. A total of 1,086,850 shares of Series Seed-1 and 1,564,086 shares of Series Seed-2 Preferred Stock were issued and outstanding as of December 31, 2022.

Voting: Preferred Shareholders have 1 vote for every share of Common Stock they could own if converted.

Dividends: Preferred Shareholders are entitled to receive dividends when and if declared by the Board of Directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder. Dividends on Preferred Stock are in preference to and prior to any payment of any dividend on Common Stock and are not cumulative. As of December 31, 2022, no dividends had been declared.

Conversion: Preferred Shareholders have the right to convert shares into Common Stock at a rate of 1-to-1 at the discretion of the shareholder, or automatically during change of control events.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the Common Shareholders.

Please see "Note 5" regarding the conversion of SAFE agreements into Preferred Stock.

Please see "Note 3" regarding the reclassification of a related party payable as an additional capital contribution.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 26, 2024, the date these financial statements were available to be issued.

In April 2023, the Company converted $550,000 worth of convertible notes into 760,164 shares of Series A-1 Preferred Stock that coincided with a new financing round. This financing round closed in April 2023, resulting in a $4M cash infusion.

Further, in April 2023, the Company converted $25,000 in SAFE notes into 42,844 shares of Series A-2 Preferred stock.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operating activities and negative working capital during the years under review. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.